UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)

PROFESSIONAL DIVERSITY NETWORK, inc.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

74312Y301

(CUSIP Number)

Cosmic Forward Limited

Room 402, No. 11 Qiwofang

Yuexiu District, Guangzhou, China

Attention: Yongxiong Zheng

Phone: +86 158 1713 9180

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 12, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74312Y301

1	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Cosmic Forward Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Seychelles

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,692,272
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,692,272

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,692,272
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.05%[1]
14	TYPE OF REPORTING PERSON CO

1 Percentage calculated based on 11,070,484 shares of Common Stock outstanding as of November 14, 2023 as set forth in the Form 10-Q filed by the Company for the quarter ended September 30, 2023.

Explanatory Note

This Amendment No. 5 hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 16, 2016, as amended by the Amendment No. 1 filed with the SEC on December 21, 2016, Amendment No. 2 filed on January 18, 2017, Amendment No. 3 filed on November 15, 2019 and Amendment No. 4 filed on November 11, 2021 (the “Schedule 13D/A”).

Item 1. Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share (the “Shares”) of Professional Diversity Network, Inc., a Delaware corporation (the “Issuer” or the “Company”). The Issuer’s principal executive offices are located at 55 East Monroe Street, Suite 2120, Chicago, Illinois 60603.

Item 2. Identity and Background.

The Reporting Person is a Republic of Seychelles company. The Reporting Person is a holding company. The address for the Reporting Person is Room 402, No. 11 Qiwofang, Yuexiu District, Guangzhou, China.

To the knowledge of the Reporting Person, the name, business address, present principal occupation, and citizenship of each of the directors and executive officers of the Reporting Person are set forth on Schedule A and incorporated herein by reference.

During the last five years, the Reporting Person (or to the knowledge of the Reporting Person, any of the persons listed on Schedule A) (a) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has not been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of U.S. federal or state securities laws.

Item 3. Source and Amount of Funds or Other Considerations.

The responses to Item 4, Item 5 and Item 6 of this statement are incorporated herein by reference.

The shares of Common Stock purchased by the Reporting Person were purchased with its working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

On November 10, 2023, the Reporting Person purchased (the “Purchase”) from the Company with a stock purchase agreement (the “Purchase Agreement”), which was closed on November 12, 2023, to buy 122,670 shares of common stock at a per-share price of $1.63 for gross proceeds of approximately $200,000.

Item 4. Purpose of Transaction.

The Reporting Person beneficially owned approximately 23% of the Company on a fully diluted basis immediately prior to the Share Purchase. The Reporting Person’s beneficial ownership percentage increased to approximately 24.05% immediately after the Share Purchase. The purpose of the Purchase was to increase the Reporting Personal beneficial ownership percentage so as to maintain its controlling power on the board of directors of the Issuer pursuant to that certain Stockholders’ Agreement, dated as of November 7, 2016, between the Reporting Person and the Issuer (the “Shareholders’ Agreement”).

The responses to Item 3, Item 5 and Item 6 of this Statement are incorporated herein by reference.

The Reporting Person may further purchase, hold, vote, trade, dispose or otherwise deal in the Shares at times, and in such manner, as the Reporting Person deems advisable to benefit from changes in market prices of such Shares, changes in the Issuer’s operations, business strategy or prospects, or from any sale or merger of the Issuer. To evaluate such alternatives, the Reporting Person will routinely monitor the Issuer’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Person and other investment considerations. The Reporting Person has discussed and may further discuss such matters with management or directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Person’s modifying its ownership of the Issuer’s Shares, exchanging information with the Issuer, proposing changes in the Issuer’s operations or board of directors, governance or capitalization, or in proposing one or more of the other actions described in Item 4 of Schedule 13D.

The Reporting Person reserves the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Issuer, including any or all of the actions set forth in Item 4 of Schedule 13D, or acquire additional Shares or dispose of all the Shares beneficially owned by them, in the public market or privately negotiated transactions. The Reporting Person may at any time reconsider and change their plans or proposals relating to the foregoing.

Item 5. Interest in Securities of the Issuer.

The responses to Item 3, Item 4 and Item 6 of this Statement are incorporated herein by reference.

The Reporting Person beneficially owns, in the aggregate, 2,692,272 Shares, representing approximately 24.05% of the Issuer’s total outstanding Shares immediately after the Share Purchase (based upon the 11,070,484 Shares outstanding as of November 14, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2023, filed with the Securities and Exchange Commission on November 14, 2023).

To the best knowledge of the Reporting Person no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by the Reporting Person.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The responses to Item 3, Item 4 and Item 5 of this Statement are incorporated herein by reference.

The Purchase Agreements provides for the terms and conditions of the Share Purchases.

The foregoing summary does not purport to be complete and is qualified in its entirety by the full text of the Purchase Agreements, which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits.

Exhibit No.	Description
99.1	The Form 8-K filed with the Securities and Exchange Commission by Professional Diversity Network, Inc. on December 14, 2023.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 18, 2023

Cosmic Forward Limited

	By:	/s/ Quentin Zheng
	Name:	Quentin Zheng
	Title:	Sole Director

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